Exhibit 99.1

Trillion Energy Announces Asset Disposition and Royalty Agreement

April 10, 2026 — Vancouver, B.C. — Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) announces that, through a subsidiary it has entered into a sale agreement for all the issued and outstanding shares of Park Place Energy Turkiye Limited (“PPET”), which owns the Company’s licence interests in the South Akcakoca Sub-Basin (SASB) natural gas project and the Cendere oil field (“the Licences”).

Key elements of the sale transaction include: Transfer of approximately US$20 million in associated liabilities of PPET to the purchaser and retention of a 7% Gross Overriding Royalty (GORR) on future production revenues from the Licences to be paid to Trillion. The Company will further benefit from eliminating >USD$20m legacy liabilities from its balance sheet, as well as further ongoing capital and operational commitments tied to mature assets, while preserving long-term upside through royalty exposure.

Key terms of the Royalty include: a) effective when cumulative gross revenues from the Licenses post-closing exceed US$7,500,000, and b) any future disposition of the Licenses will trigger crystallization of the Royalty, requiring valuation and payment of 7% of the gross value attributed to the Licenses in such disposition.

About the Company

Trillion Energy International Inc. is focused on oil and natural gas exploration and production in Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (c3 and c4 licenses) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. More information may be found on www.sedarplus.ca and on our website.

Contact

Scott Lower, President

Brian Park, Vice President of Finance

1-778-819-1585

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

**Forward-Looking Information**

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including but not limited to: statements regarding: the closing and completion of the sale; the terms and operation of the Royalty; the Production Threshold and timing of royalty payments; the implementation and expected effective date of the Share Consolidation; the post-consolidation share count; the planned corporate name change; the Company’s strategic focus on oil exploration; and the business and affairs of the Company generally.

Forward-looking information is based on a number of assumptions including, without limitation: access to the block and rig availability; JOC partner approvals; prevailing oil prices and foreign exchange rates; the accuracy of analogies to nearby producing fields; the geological interpretation of available well and seismic data; and the availability of required services and equipment.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that may cause actual results to differ materially from those expressed or implied by such forward-looking information. These risks include: the ability to obtain required regulatory and exchange approvals for the Consolidation and name change; the ability of the Purchaser to meet its obligations under the Sale Agreement; commodity price volatility; counterparty and title risks; geopolitical risks associated with operations in Türkiye; and other risks described in the Company’s public filings available on SEDAR+ at www.sedarplus.ca. Readers are cautioned not to place undue reliance on forward-looking information.

The forward-looking information contained in this news release is made as of the date hereof and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as expressly required by applicable securities law.

*Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.*